EXHIBIT 99.1

Aeterna Zentaris Announces Results of Annual and Special Shareholders’ Meeting

CHARLESTON, S.C., May 08, 2018 (GLOBE NEWSWIRE) -- Aeterna Zentaris Inc. (NASDAQ:AEZS) (TSX:AEZS) announced today at its annual and special shareholders’ meeting held on May 8, 2018, that the individuals noted below were elected as directors of the Company. The report on proxies provided by the Company’s transfer agent indicated the following:

Name of Nominee	Votes For	%	Votes Withheld	%
Michael Cardiff	1,180,130	61.71%	732,290	38.29%
Carolyn Egbert	1,193,127	62.39%	719,293	37.61%
Juergen Ernst	1,195,630	62.52%	716,790	37.48%
Gérard Limoges	1,184,723	61.95%	727,697	38.05%
Brent Norton	1,408,042	73.63%	504,378	26.37%
Jonathan Pollack	1,420,246	74.26%	492,174	25.74%
Robin Smith Hoke	1,557,585	81.45%	354,835	18.55%

New Members of the Board of Directors

Dr. Brent Norton

Dr. Norton is a business leader in the life science industry with operational and director experience across several successful enterprises which have achieved significant product sales and returns for investors. He uses his cross functional knowledge to develop strategy, raise capital and build important relationships in the academic and business community. Dr. Norton founded PreMD, completing IPO’s and listings on both the Toronto Stock Exchange and the American Stock Exchange. Operationally, he has research and development and commercial operations, led transactions with AstraZeneca, Eli Lilly, L’Oreal, Parke Davis/Pfizer, etc., and taken products through the FDA to global out-licensing with Johnson & Johnson. He is a founding Director of Novadaq Technologies (TSX:NDQ) (NASDAQ:NVDQ) and was recently sold to Stryker Corporation. Dr. Norton has been an active member of several boards in Canada and the United States. He is a Venture Partner at Lumira Capital, Executive Chairman & CEO of Ortho RTI, a member of the Research Committee for CAMH, an Advisory BOD member for the Ivey International Centre for Health Innovation, a Director of Alpine Ontario and Past-President and Director of the Osler Bluff Ski Club.

Jonathan Pollack

Jonathan Pollack is the President of The JMP Group, a private investment and consulting firm.  He is also a director of several public and private companies including CECO Environmental Corp. (NASDAQ:CECE).  Mr. Pollack also served as a director of API Technologies Corp., Pinetree Capital Ltd., Hanfeng Evergreen Inc. and Lifebank Corp. Previously, he served as Executive Vice President of API Technologies Corp., a leading provider of RF/microwave, microelectronics and security technologies for critical and high-reliability applications from 2009 and as a director from 2007 until January 2011 when it was sold.  From March 2005 through its sale in 2009, he served as the Chief Financial Officer and Corporate Secretary of Kaboose Inc. Prior thereto, he worked in investment banking in New York. Mr. Pollack received a Master of Science in Finance from the London School of Economics and a Bachelor of Commerce from McGill University. He sits on the boards of several philanthropic organizations including the Mt. Sinai Hospital Foundation, the Crescent School Foundation, and the Sterling Hall School Foundation.

Robin Smith Hoke

Robin Smith Hoke is a business and legal executive with over 25 years of healthcare and pharmaceutical experience in various legal and business roles where she focused on operations, strategy, business development, acquisitions, strategic relationships, and commercialization. Ms. Hoke currently serves as President & CEO of Leiters, a 503B FDA registered outsourcing service provider with manufacturing facilities in Denver, Colorado and San Jose, California. She also serves as a member of the Board of Directors of Camargo Pharmaceutical Services, LLC., a privately held 505(b)(2) global drug development and regulatory services company in Cincinnati, Ohio. She previously served as a member of the board of Oncobiologics, Inc., a publically held clinical stage biopharmaceutical company focused on identifying, developing, manufacturing and commercializing complex biosimilar therapeutics. She previously served as chair of the Board of Directors and interim chief executive officer at Ricerca Biosciences, LLC, a pre-clinical CRO. Prior to Ricerca, Ms. Hoke served as the president of GeneraMedix, Inc., a specialty generic injectable company and held senior legal and business roles at Cardinal Health, Inc. She also spent time with Abbott Laboratories, Inc., and served as a partner in the business law firm of Kegler, Brown, Hill & Ritter, Co., L.P.A.

The Company reports the re-appointment of PricewaterhouseCoopers LLP as the Company's independent auditor.

The Company’s shareholders approved the adoption of the 2018 long-term incentive plan. The Company is an “Eligible Interlisted Issuer” as such term is defined in the TSX Company Manual. As an Eligible Interlisted Issuer, the Company has relied on an exemption pursuant to Section 602.1 of the Manual from Section 613 of the TSX Company Manual, the effect of which is that, subject to the satisfaction of certain conditions prescribed by the TSX, the Company will not have to comply with certain Canadian requirements in connection with the 2018 long-term incentive plan.

For full voting details please see the voting results of Aeterna Zentaris Inc. as filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

About Aeterna Zentaris Inc.

Aeterna Zentaris Inc. is a specialty biopharmaceutical company focused on developing and commercializing, principally through out-licensing arrangements, Macrilen™ (macimorelin), an orally available ghrelin agonist, to be used in the diagnosis of patients with adult growth hormone deficiency (AGHD). On January 17, 2018, Aeterna Zentaris announced that that it had, through a wholly-owned subsidiary, entered into a license and assignment agreement with a wholly-owned subsidiary of Strongbridge Biopharma plc to carry out development, manufacturing, registration and commercialization of Macrilen™ (macimorelin) in the United States and Canada. On December 20, 2017 the Company announced that the U.S. Food and Drug Administration (FDA) granted marketing approval for Macrilen™ (macimorelin). On November 27, 2017 Aeterna Zentaris announced that the Marketing Authorization Application (MAA) for the use of Macrilen™ (macimorelin) for the evaluation of AGHD was accepted by the European Medicines Agency (EMA) for regulatory review. For more information, visit www.zentaris.com.

Contacts:

Aeterna Zentaris Inc.
James Clavijo
Chief Financial Officer
IR@aezsinc.com
843-900-3201

Reilly Connect
Susan Reilly
President
susan.reilly@reillyconnect.com
312-600-6783